Exhibit 97.1

Executive Compensation Clawback Policy

The Board of Directors (the “Board”) of Business First Bancshares, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to adopt this Clawback Policy (the “Policy”), which provides for the recovery of certain incentive compensation in the event of an Accounting Restatement (as defined below).  This Policy shall be interpreted to comply with the clawback rules found in 17 C.F.R. §240.10D-1 and the related Nasdaq Listing Rule 5608 or any other national securities exchange or national securities association (“Exchange”) on which the Company has listed securities, and, to the extent this Policy is in any manner deemed inconsistent with such rules, this Policy shall be treated as retroactively amended to be compliant with such rules.

1.

Definitions. 17 C.F.R. §240.10D-1(d) defines the terms “Executive Officer,” “Financial Reporting Measures,” “Incentive-Based Compensation,” and “Received.” As used herein, these terms shall have the same meaning as in that regulation.

2.

Application of this Policy. This Policy shall only apply in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

3.

Recovery Period. The Incentive-Based Compensation subject to clawback is the Incentive-Based Compensation Received by a current or former Executive Officer during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in section 2 above, provided that the person served as an Executive Officer at any time during the performance period applicable to the Incentive-Based Compensation in question. The date that the Company is required to prepare an accounting restatement shall be determined pursuant to 17 C.F.R. §240.10D-1(b)(1)(ii).

a.

Notwithstanding the foregoing, this Policy shall only apply if the Incentive-Based Compensation is Received (1) while the Company has a class of securities listed on an Exchange and (2) on or after the effective date of Nasdaq Listing Rule 5608.

b.

See 17 C.F.R. §240.10D-1(b)(1)(i)(D) for certain circumstances under which this Policy will apply to Incentive-Based Compensation received during a transition period arising due to a change in the Company’s fiscal year.

4.

Erroneously Awarded Compensation. The amount of Incentive-Based Compensation subject to this Policy (“Erroneously Awarded Compensation”) is the amount of Incentive-Based Compensation Received that exceeds the amount of Incentive Based-Compensation that otherwise would have been Received had it been determined based on the restated amounts and shall be computed without regard to any taxes paid.

a.

For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (1) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and (2) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange to the extent required.

5.

Repayment Terms. The Company shall reasonably promptly recover any Erroneously Awarded Compensation, except to the extent that the recovery is impractical and the conditions of either of paragraphs (a) or (b) below apply, in each case as determined by the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors. Such determinations shall be consistent with any applicable legal guidance by the U.S. Securities and Exchange Commission, judicial opinion, or otherwise. The determination of what constitutes a “reasonably prompt” repayment schedule may vary from case to case, and the Compensation Committee is authorized to adopt additional rules to further describe what repayment schedules satisfy this requirement.

a.

Erroneously Awarded Compensation need not be recovered if the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange to the extent required.

b.

Erroneously Awarded Compensation need not be recovered if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

6.

Committee Decisions. The Compensation Committee shall have the sole authority to construe and interpret this Policy and to make all determinations required to be made pursuant to this Policy. Decisions of the Compensation Committee with respect to this Policy shall be final, conclusive and binding on all Executive Officers subject to this policy, unless determined to be an abuse of discretion.

7.

No Indemnification. Notwithstanding anything to the contrary in any other policy of the Company or any agreement between the Company and an Executive Officer, no current or former Executive Officer shall be indemnified by the Company against the loss of any Erroneously Awarded Compensation.

8.	Successors. This Policy shall be binding and enforceable against all covered Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

9.	Exhibit Filing Requirement. A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.

10.

Amendment; Termination. The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law or any rules or standards adopted by a national securities exchange on which the Company’s securities are listed.

11.

Miscellaneous. This Policy does not limit any other remedies the Company may have available to it in the circumstances, which may include, without limitation, dismissing an employee or initiating other disciplinary procedures. The provisions of this Policy are in addition to (and not in lieu of) any rights to repayment the Company may have under Section 304 of the Sarbanes-Oxley Act of 2002 (applicable to the Chief Executive Officer and Chief Financial Officer only) and other applicable laws, policies or agreements.

Clawback Policy Acknowledgment

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Business First Bancshares, Inc. Executive Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”). In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Compensation Committee that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement. Any capitalized terms used in this Acknowledgment without definition shall have the meaning set forth in the Policy.

By:

Printed Name:

Title:

Date: